ATLATSA ANNOUNCEMENT

July 1, 2015, Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; NYSE MKT: ATL; JSE: ATL) refers shareholders to Section 1.11 “Liquidity” of the Management’s Discussion and Analysis of Financial Condition and Results of Operations and note 2 “Going Concern” of the Consolidated Financial Statements for the year ended December 31, 2014 filed on SEDAR and EDGAR.

On November 10, 2014, a letter of support was received from Anglo American Platinum Limited (“Anglo Platinum”) to provide financial support up to a maximum of CAD$42.4 million (ZAR422.0 million) to March 31, 2016, in the event of unforeseen circumstances not within the Company’s control that may result in Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine”) not meeting its planned cash forecasts (“letter of support”). The letter of support was subject to certain terms and conditions, certain of which were to be met by June 30, 2015.

Further to various interactions between Atlatsa, Anglo Platinum and the Department of Mineral Resources, South Africa, the Company advises that the following conditions to the letter of support have not been met within their prescribed time frame:

  Definitive agreements in respect of the purchase by Rustenburg Platinum Mines Limited of at least a further 25% in the Kwanda North prospecting rights and at least 60% in the Central Block prospecting rights, have not been executed; and

  Given the depressed price of Atlatsa shares and potential dilution to existing shareholders as a result of the share subscription, Atlatsa executives have been restricted from subscribing for CAD$6.0 million (ZAR60 million) of equity in Atlatsa.

Atlatsa remains in discussions with Anglo Platinum surrounding the future sustainability of Bokoni Mine as well as potential alternative financial support for the Company, having regard to current challenges within the South African platinum industry.

Queries:

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

For further information:
On behalf of Atlatsa Resources	Russell and Associates	One Capital Sponsor Services Proprietary Limited
Prudence Lebina, Head: Investor Relations	Charmane Russell	Kathy Saunders
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 550 5010
Email: prudencel@atlatsa.com	Mobile: +27 82 372 5816	Email: kathy@onecapital.co.za